UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         12/31/2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Butterfield, Stephen F.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)	Citizenship or Place of Organization

United States

Number of    5) Sole Voting Power            881,077 (1) (3)
Shares
Beneficially
Owned        6) Shared Voting Power            3,044,497 (2) (3)
by Each
Reporting
Person        7) Sole Dispositive Power            881,077 (1) (3)
With:

8) Shared Dispositive Power        3,044,497 (2) (3)

9)    Aggregate Amount Beneficially
Owned by Each Reporting Person            3,925,574 (3)

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)            [ ]

11)    Percent of Class Represented by Amount in Row (9)        11.8% (4)

12)	Type of Reporting Person (See Instructions) IN HC

(1)
Includes (i) 135,332 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by the Stephen F. Butterfield Revocable Living Trust, of which the reporting person is a trustee; and (ii) 745,745 shares of Class B common stock held by the reporting person, which number of shares reflects a contribution by the reporting person on January 3, 2017 of 70,286 shares of Class B common stock to a charitable lead annuity trust (“CLAT”) established by the reporting person as discussed below, and distributions during 2017 to the reporting person of shares from four separate grantor retained annuity trusts (“GRATs”) established by the reporting person in 2015 as discussed below.

(2)
Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc., of which the reporting person is a director and president and owns 50% of the outstanding voting stock; (ii) a total of 729,514 shares of Class B common stock held in eight separate GRATs established by the reporting person’s spouse in 2015, for which Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, of which the reporting person is Vice Chairman of the Board and a significant shareholder, serves as investment adviser, which number of shares reflects distributions during 2017 of shares from certain of such GRATs to the reporting person’s spouse; (iii) a total of 343,640 shares of Class B common stock held in four separate GRATs established by the reporting person in 2015, for which WRCM serves as investment adviser, which number of shares reflects distributions during 2017 of shares from such GRATs to the reporting person; (iv) a total of 252,125 shares of Class B common stock held in five separate irrevocable trusts for the benefit of the reporting person’s children; (v) 70,586 shares of Class B common stock held by the reporting person’s spouse, which number of shares reflects distributions during 2017 to the reporting person’s spouse of shares from certain of the eight separate GRATs established by the reporting person’s spouse in 2015 as discussed above; and (vi) 61,941 shares of Class B common stock held by a CLAT established by the reporting person, for which CLAT WRCM serves as investment adviser, which number of shares reflects a distribution by the CLAT during 2017. The reporting person disclaims beneficial ownership of such shares except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

(3)	All amounts in Rows 5-9 are as of December 31, 2017.

(4)	This percentage reflects issuer repurchases of shares of Class A common stock during 2017, and a resulting reduction in the number of outstanding shares of Class A common stock.

Item 1.

(a)    Name of Issuer:

Nelnet, Inc.

(b)    Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

(a)    Name of Person Filing:

Butterfield, Stephen F.

(b)	Address of Principal Business Office or, if none, Residence:

6991 East Camelback Road
Suite B290
Scottsdale, Arizona 85251

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

64031N 10 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:
3,925,574

(b)    Percent of class:
11.8%

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:
881,077 (1)

(ii)    Shared power to vote or to direct the vote:
3,044,497 (2)

(iii)    Sole power to dispose or to direct the disposition of:
881,077 (3)

(iv)    Shared power to dispose or to direct the disposition of:
3,044,497 (4)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

As discussed in footnote (2) for Rows 6) and 8) above, certain securities reported in this Schedule are held by or on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

As discussed in footnote (2) for Rows 6) and 8) above, a total of 1,135,095 shares of Class B common stock are subject to investment adviser management by WRCM, a majority owned subsidiary of the issuer, of which the reporting person is Vice Chairman of the Board and a significant shareholder.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

(1)    See footnotes for Row 5) above.

(2)    See footnotes for Row 6) above.

(3)    See footnotes for Row 7) above.

(4)    See footnotes for Row 8) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

Stephen F. Butterfield

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed as an exhibit to this amendment and incorporated herein by reference.